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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         FOR THE MONTH OF FEBRUARY 2002

                       -----------------------------------


                        COMMISSION FILE NUMBER 000-30744


                               [360NETWORKS LOGO]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

                       -----------------------------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.      Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).


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INDEX

         NEWS RELEASE ISSUED FEBRUARY 7, 2002
         The Company announced the acquisition of the assets of Urbanlink Holdings Ltd., a Canadian Network affiliate.


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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NEWS RELEASE - FEBRUARY 7, 2002

360NETWORKS ACQUIRES OWNERSHIP OF CANADIAN NETWORK AFFILIATE

Vancouver - 360networks today announced it has acquired assets of Urbanlink Holdings Ltd. held by Worldwide Fiber Holdings Limited, a wholly owned subsidiary of the Ledcor Group, in a non-cash transaction that results in 360networks owning all of Urbanlink. 360networks surrendered a US $82.3 million note in exchange for the Urbanlink stock and the potential to acquire up to 62 million shares in 360networks.

The transaction was approved recently by the Supreme Court of British Columbia and supported by the Court Monitor and the company's senior bank lenders.

360networks and Ledcor were joint owners of Urbanlink, a Canadian affiliate, which owns and operates fiber optic network assets in Canada. 360networks negotiated to secure and integrate Urbanlink with the company's other North American network assets as it is an integral component of the company's operations and reorganization efforts.

360networks does not intend for Urbanlink to be part of the restructuring proceedings under Canada's Companies' Creditors Arrangement Act.

ABOUT 360NETWORKS

360networks offers optical network services to telecommunications and data communications companies in North America. The company's optical mesh fiber network spans approximately 36,000 kilometers (22,000 miles) in the United States and Canada.

On June 28, 2001, the company and several of its operating subsidiaries voluntarily filed for protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia. Concurrently, the company's principal U.S. subsidiary, 360networks (USA) inc., and 22 of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In October 2001, four operating subsidiaries that are part of the 360atlantic group of companies also voluntarily filed for protection in Canada. Insolvency proceedings for several subsidiaries of the company have been instituted in Europe and Asia.

FOR MORE INFORMATION ABOUT 360NETWORKS, VISIT WWW.360.NET.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.


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CONTACTS:

Michelle Gagne                                    Nancy Bacchieri
Director of corporate communications              Director of investor relations
360networks                                       360networks
604.648.7703                                      206.239.4064
michelle.gagne@360.net                            ir@360.net



                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             360networks inc.


                                             By: /s/ VANESSA WITTMAN
                                                 ------------------------------
                                                 Vanessa Wittman
                                                 Chief Financial Officer

DATE: February 8, 2002